Exhibit 99.1

NewsRelease

Keystone XL Draft Supplemental Environmental Impact Statement Released

Washington, D.C. – March 1, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) welcomed the U.S. Department of State’s (DOS) release today of the Draft Supplemental Environmental Impact Statement (DSEIS) on Keystone XL. The company remains strongly committed to obtaining approval to safely build and operate the pipeline, and will continue to be engaged in the process as the DOS enters its final stages of reviewing the project.

While TransCanada is still reviewing the DSEIS, it builds on more than 10,000 pages of review already completed for Keystone XL. The DSEIS reaffirmed that “there would be no significant impacts to most resources along the proposed Project route.” It noted that Keystone XL would result in “no substantive change in global GHG emissions” and it is “unlikely to have a substantial impact on the rate of development in the oil sands, or on the amount of heavy crude oil refined in the Gulf Coast area.” Finally, it also noted that “the denial of a Presidential Permit would likely result in actions by other firms in the United States (and global) petroleum market, such as use of alternative modes to transport WCSB and Bakken crude.”

“Completing the Draft Supplemental Environmental Impact Statement for Keystone XL is an important step towards receiving a Presidential Permit for this critical energy infrastructure project,” said Russ Girling, TransCanada’s president and chief executive officer. “No one has a stronger interest than TransCanada does in making sure that Keystone XL operates safely, and more than four years of exhaustive study and environmental review show the care and attention we have placed on ensuring this is the safest oil pipeline built to date in the United States.”

The August 2011 Final Environmental Impact Statement (FEIS) further notes that TransCanada has also agreed to adopt 57 special safety measures for the pipeline developed by the U.S. federal pipeline safety regulator (PHMSA), which the FEIS said would give the pipeline “a degree of safety over any other typically constructed domestic oil pipeline system under current code.” The 57 conditions include burying the pipe a minimum of four feet below the surface, increased pipeline inspections and a greater number of remote-controlled valves that can shut down the pipeline within minutes.

Throughout 2012, TransCanada completed the process established by the State of Nebraska and Nebraska’s Department of Environmental Quality to develop a revised route through Nebraska that avoids the Sandhills area and minimizes potential impacts on other environmentally-sensitive features in the state. The revised route was approved in January 2013 by Governor Dave Heineman.

TransCanada’s existing Keystone Pipeline has safely and reliably delivered more than 389 million barrels of crude oil from Canada to refinery markets in the U.S. Midwest since it began operation in July 2010.

Keystone XL will directly employ 9,000 people during two years of construction. Once complete, it will generate millions of dollars in tax revenues for local communities along the pipeline route and will transport up to 830,000 barrels per day of Canadian and American crude oil that can replace higher-priced oil imported from countries like Venezuela, Saudi Arabia, Nigeria, and Iraq. In addition, TransCanada began construction on the 780-kilometre (485-mile) Gulf Coast Pipeline Project from Cushing, Oklahoma to Nederland, Texas in August. That $2.3-billion project is more than half complete and has directly employed 4,000 skilled American workers.

Combined, Keystone XL and the Gulf Coast Pipeline projects will invest about $7.6 billion in the United States, directly support 20,000 construction and manufacturing jobs and enhance America’s energy security by supplying refineries in the U.S. Midwest and Gulf Coast refining hubs with Canadian and American oil to displace crude from other countries and regions.

“The latest forecasts from the International Energy Agency and the U.S. Energy Information Agency indicate that the United States will continue to import 3.5 million to 7 million barrels of oil a day to meet its domestic needs until 2035 and beyond,” Girling said. “It makes sense for this oil to come from a stable, democratic neighbour such as Canada that shares common values and an integrated economy with the United States.”

“President Obama and others have talked about the importance of moving towards a less carbon-intense economy – we agree. TransCanada has invested over $5 billion in emission-less energy over the past few years. But we also know a complete transition to renewable energy will take decades,” concluded Girling.

The facts also show that Keystone XL is the safest, most environmentally responsible way to deliver the oil that refineries and consumers need to fuel our economy, businesses, homes and maintain our quality of life.

Today, oil sands production accounts for about one-tenth of one percent of global greenhouse gas emissions. Additionally, the environmental performance associated with oil sands production continues to improve and producers have reduced per barrel emissions by 26 per cent since 1990. Canada’s greenhouse gas emission reduction targets are aligned with the United States and the Canadian federal government has committed to phasing out all coal-fired power facilities if they are unable to meet new regulations and standards. Alberta, where the oil sands are located, was the first jurisdiction in North America to introduce a carbon tax on industrial emitters, and the provincial government has already collected $312 million to fund environmental research that is focused on reducing impacts associated with greenhouse gas emissions.

Keystone XL is the most studied cross-border pipeline ever proposed. TransCanada continues to believe that it remains in America’s national interest to approve a pipeline that will enhance American energy security, provide thousands of good jobs, stimulate additional economic benefits and have a minimal impact on the environment.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 13, 2013 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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